Date            11 April 2000
Number          35/00

LEGAL ACTION ON OK TEDI MISCONCEIVED: BHP

The Broken Hill Proprietary Company Limited (BHP) today rejected claims that it had not complied with terms of a 1996 out of court settlement agreement relating to environmental damage at the Ok Tedi copper mine in Papua New Guinea.

The agreement required the Company to 'commit as soon as practicable to the implementation of any tailings option recommended by the independent enquiry or review to be conducted by the State, provided BHP bona fide considers that option to be economically and technically feasible'.

Although the PNG Government has not yet conducted a public inquiry, in 1995 Ok Tedi Mining Limited (OTML) initiated a series of comprehensive investigations of options to retain mine tailings and reduce the amount of mine waste entering the Ok Tedi/Fly River system.

Four options were reviewed in detail and environmental, financial and risk analysis concluded that dredging sediments from the Lower Ok Tedi for storage adjacent to the river and a combined dredging/tailings storage option should be further explored.

The analysis discounted the option of a tailings dam on the Ok Ma due to the high risk of catastrophic failure. Landslide activity coupled with steep valley slopes, high rainfall and the soft nature of the waste rock forced the abandonment of the proposed tailings dam during construction in the late 1970s.

The OTML Mine Waste Management Project cost more than $US 100 million and is publicly reported in more than 23 scientific studies. These were subsequently subjected to a detailed peer review process to ensure the science was of a high standard.

In 1998 OTML commenced a dredging trial at an annual cost of $US 35 million. This trial dredging program has recently been extended following approval by the PNG Government.

OTML is currently working with government officers to provide a comprehensive information and consultation process amongst all village groups in the Western Province affected by either continuation of Ok Tedi mining activities or closure of the mine.

BHP Managing Director and CEO Paul Anderson said yesterday that BHP believed the mine closure process should strike a balance between the environmental and social/economic considerations and must take into account the needs of the local communities, PNG Government and other stakeholders.

In a radio interview yesterday morning, Mr Anderson said: "What we've tried to make clear is that we're not comfortable with the status quo, which is simply operate the mine to the end of its economic life.

"BHP can't unilaterally act, we obviously need the participation and cooperation of our partners, the PNG Government and the local communities. It will take a while to develop a process that will put in place a sustainable economy within the western province of Papua New Guinea. And that's going to take years as opposed to months."


Attached: OTML press release

Ok Tedi Mining Limited
MEDIA STATEMENT
11 April 2000
Ok Tedi Mining Limited (OTML) today said it was concerned that litigation over the settlement agreement for the Ok Tedi mine in PNG would have an adverse impact on consultation with PNG communities affected by the mine.
OTML Managing Director, Dr Roger Higgins, said that OTML rejected claims that it was in breach of the 1996 settlement which related to environmental mitigation options at the PNG copper mine.
He said that OTML had met all of its obligations under the settlement agreement.
"In addition to meeting those obligations, OTML conducted a rigorous scientific and risk assessment of the options for mitigating the environmental impact on the Fly River and Ok Tedi," he said.
"These assessments were then subjected to the scrutiny of an independent Peer Review Group. The risk assessment and underlying reports have been described as 'first rate' by the World Bank," he said.
"The risk assessment found that none of the options examined for mitigating the environmental impacts provided a clear path forward. The results of the project clearly demonstrated the considerable conflicts between the environmental, social and economic issues confronting OTML and the PNG Government.
"In response to the risk assessment the PNG Government has requested us to co-operate with them on an extensive consultation program with the communities whose lives would be affected by decisions on the mine's future. Any decision must have the support of the local people," Dr Higgins said.
"The consultation process reflects that it is those people and the PNG Government who must decide what should happen at the mine. In our view, this is the only way to resolve the future of the mine."
Inquiries:      Barbara Sharp    61 3 9662 4023.

						     * * * *

Contact:
MEDIA RELATIONS:       Mandy Frostick
Manager Media Relations Melbourne
Ph:     +61 3 9609 4157
Mob:    +61 419 546 245

INVESTOR RELATIONS:    Rob Porter
Vice President Investor Relations Melbourne
Ph:     +61 3 9609 3540
Mob:    +61 419 587 456

Pierre Hirsch
BHP Investor Relations - San Francisco
Tel: +1 415 774 2030